                                                                    Exhibit 99.3


                       IN THE UNITED STATES DISTRICT COURT
                        FOR THE NORTHERN DISTRICT OF OHIO
                                EASTERN DIVISION

NCS HEALTHCARE, INC.,           )
                                )       CASE NO. 1:02CV1635
       PLAINTIFF,               )
                                )       JUDGE PAUL MATIA
   V.                           )
                                )
OMNICARE, INC.,                 )
                                )
              DEFENDANT.        )

                PLAINTIFF'S COMBINED MEMORANDUM IN OPPOSITION TO
                 DEFENDANT'S MOTION TO DISMISS THE FIRST AMENDED
                 COMPLAINT AND IN SUPPORT OF PLAINTIFF'S MOTION
                           FOR PRELIMINARY INJUNCTION

                                               MARK A. PHILLIPS (0047347)
                                               JEFFREY A. CROSSMAN (0063550)
                                               BENESCH, FRIEDLANDER, COPLAN
                                                   & ARONOFF LLP
                                               2300 BP Tower, 200 Public Square
                                               Cleveland, OH  44114
                                               Telephone:        (216) 363-4500
                                               Facsimile:        (216) 363-4588
                                               mphillips@bfca.com
Of Counsel:
Edward P. Welch
Edward B. Micheletti
SKADDEN, ARPS, SLATE, MEAGHER
   & FLOM, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE   19899-0636
Telephone:        (302) 651-3000
Facsimile:        (302) 651-3001

                                TABLE OF CONTENTS

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
TABLE OF CONTENTS ............................................................................................... i

TABLE OF AUTHORITIES ............................................................................................ii

I.       SUMMARY OF ARGUMENT .................................................................................... 1

II.      STATEMENT OF FACTS ..................................................................................... 3

         A.       NCS's Two-Year Search for Strategic Alternatives to Maximize
                  Stakeholder Value Leads to the Genesis Merger ................................................. 3

         B.       Omnicare's Campaign to Force NCS Into a Bankruptcy Sale ....................................... 4

         C.       After Five Months of Silence, Omnicare Resurfaces When it
                  Discovers NCS is About To Execute a Deal With Genesis ......................................... 6

         D.       Omnicare's Illusory Tender Offer and Misleading Offer to
                  Purchase ...................................................................................... 8

                  1.       Omnicare's Offer Fails to Disclose its Negotiation
                           and Due Diligence Conditions ......................................................... 8

                  2.       Omnicare's Offer to Purchase Also Contains Materially
                           Misleading Statements ................................................................ 9

III.     ARGUMENT ...............................................................................................10

         A.       The Amended Complaint States a Section 14(e) Claim ............................................10

                  1.       Omnicare Cannot Avoid the August 8 Letter's Due
                           Diligence Condition ..................................................................12

                  2.       Omnicare's Misleading Statements Violate Section
                           14(e) ................................................................................13

                  3.       Omnicare's Misleading Statements and Omissions are
                           Material .............................................................................14

                  4.       The Complaint Sufficiently Alleges Scienter ..........................................15


         B.       This Court Should Preliminarily Enjoin Omnicare From
                  Proceeding With its Tender Offer ..............................................................17

                  1.       NCS has Demonstrated a Substantial Likelihood of
                           Success on the merits ................................................................19

                  2.       All Other Factors Warrant Injunctive Relief ..........................................21

CONCLUSION ......................................................................................................22

CERTIFICATE OF SERVICE ..........................................................................................23

                              TABLE OF AUTHORITIES

CASES                                                                                                          PAGE
-----                                                                                                          ----
Adams v. Standard Knitting Mills, Inc., 623 F.2d 422 (6th Cir. 1980)......................................       16

Ameribanc Investors Group v. Zwart, 706 E. Supp. 1248 (E.D. Va. 1989).....................................       18

American Insured Mortgage Investors v. CRI, Inc., 1990 AWL 192561,
(S.D.N.Y. Nov. 26, 1990...................................................................................       19

Biechele v. Cedar Points, Inc., 747 F.2d 209 (6th Cir. 1984)..............................................       18

Blanchette v. Providence & Worcester Co., 428 F. Supp. 347 (D. Del. 1977).................................       19

Bovee v. Coopers & Lybrand L.L.P., 272 F. 3d 356, (6th Cir. 2001).........................................       11

Clearfield Bank & Trust Co. v. Omega Fin. Corp., 65 F. Supp. 2d 325
(W.D. Pa. 1999) ..........................................................................................13, 17, 20, 21

Connecticut Nat'l Bank v. Fluor Corp., 808 F. 2d 957, (2d Cir. 1987)......................................       11

Dana Corp. v. Blue Cross & Blue Shield Mut., 900 F. 2d 882 (6th Cir. 1990)................................       11

Electronic Specialty Co. v. International Controls Corp., 409 F. 2d 937, (2d Cir.
1969) ....................................................................................................       18

Golden cycle, LLC v. Allan, C.A. No. 16301, 1998 WL 892631 (Del. Ch. Dec. 10, 1998).......................       15

Hanna Mining Co. v. Norcen Energy Resources, Ltd., 574 F. Supp. 1172
(N.D. Ohio 1982)..........................................................................................    18-19

Hishon v. King & Spalding, 467 U.S. 69, 73 (1984).........................................................       11

J.P. Stevens & Co. Shareholders Litig., 542 A.2d 770, 781 n.6 (1988)......................................       15

Piper v. Chris-Craft Indus., 430 U.S. 1 (1977)............................................................       17

Polaroid Corp. v. Disney, 862 F.2d 987 (3d Cir. 1988).....................................................       21

Semerenko v. Cendant Corp. 223 F. 3d 165 (3d Cir. 2000), 531 U.S. 1149(2001)..............................       14

Sonesta Int'l Hotels Corp. v. Wellington Assoc., 483 F.2d 247 (2d Cir. 1973)..............................       18

Summit Health Realtek Indus. V. Nomura Sec., 939 F. Supp. 572 (N.D. Ohio 1996)............................       11

Summit Health Ltd. v. Pinhus, 500 U.S. 322 (1991).........................................................       11

TSC Indus. V. Northway, Inc. 426 U.S. 438 (1976)..........................................................       14

STATUTES & CONSTITUTIONAL PROVISIONS                                                                            PAGE
                                                                                                                ----
15 U.S.C. Section 78n(e) .................................................................................   Passim

15 U.S.C. Section 78u-4(b)(2) ............................................................................       16

RULES

Fed. R. Civ. P. 12(b)(6) .................................................................................       10

Fed. R. Civ. P. 9(b) .....................................................................................       11

                       IN THE UNITED STATES DISTRICT COURT
                        FOR THE NORTHERN DISTRICT OF OHIO
                                EASTERN DIVISION

NCS HEALTHCARE, INC.,           )
                                )       CASE NO. 1:02CV1635
       PLAINTIFF,               )
                                )       JUDGE PAUL MATIA
    V.                          )
                                )
OMNICARE, INC.,                 )
                                )
              DEFENDANT.        )

                PLAINTIFF'S COMBINED MEMORANDUM IN OPPOSITION TO
            DEFENDANT'S MOTION TO DISMISS THE FIRST AMENDED COMPLAINT
        AND IN SUPPORT OF PLAINTIFF'S MOTION FOR PRELIMINARY INJUNCTION

I.       SUMMARY OF ARGUMENT

         On August 8, 2002, Omnicare, Inc. ("Omnicare") made a highly conditional purported cash tender offer for NCS Healthcare, Inc. ("NCS") Class A and B common stock (the "Purported Omnicare Offer"). It was, in reality, no offer at all. The same day it commenced the Purported Omnicare Offer, Omnicare's president and chief executive officer, Joel Gemunder, made it clear in a letter to NCS that NCS must negotiate with Omnicare and provide due diligence to satisfy the conditions of the tender offer (the "August 8 Letter"). Omnicare deliberately concealed the due diligence condition and the August 8 Letter from NCS shareholders in an apparent attempt to kill NCS's pending merger with Genesis Health Ventures, Inc. ("Genesis") while leaving Omnicare free to abandon the Purported Omnicare Offer.

         In order to conceal its true motives from NCS shareholders, Omnicare's August 8, 2002 offer to purchase (the "Offer to Purchase") deliberately misleads shareholders by creating a false impression that Omnicare was a serious long-time suitor of NCS, interested in more than a bankruptcy bargain, and that NCS inexplicably ignored Omnicare's overtures. In reality, however, it was Omnicare that brushed aside NCS's requests that Omnicare consider a transaction that would benefit all of NCS's stakeholders. And it was Omnicare that maneuvered for nearly a year to obtain NCS through a bankruptcy sale that would have left NCS stockholders with nothing.

         Although difficult to tell from its brief, Omnicare's motion seeks dismissal of the amended complaint for failure to state a claim for relief. Rather than accept as true NCS's well pled factual allegations, as it must on a motion to dismiss, Omnicare attempts to dispute them with conclusory rhetoric and an improperly attached, self-serving press release which Omnicare issued in response to this action.(1) What is most remarkable, however, is that Omnicare continues to ignore altogether its own most damning document -- the August 8 Letter and its deliberately concealed due diligence condition. In the August 8 Letter, Mr. Gemunder apprised the NCS board that the parties must (1) negotiate, and (2) conduct due diligence to resolve most, but not all, of the conditions to the tender offer.

         Weeks later -- after NCS filed this lawsuit and revealed Omnicare's undisclosed due diligence condition -- Mr. Gemunder professed in a publicly released letter to the NCS board, dated August 27, 2002, that Omnicare's "tender offer is not conditioned on due diligence" (the "August 27 Letter"). (McKay Aff., Ex. 3) The August 27 Letter, however, never mentioned

----------
(1) Rather than address the allegations of the amended complaint, Omnicare's factual statement summarizes Omnicare's purported grievances with the Genesis Merger (defined below), which is the subject of litigation pending before the Delaware Court of Chancery. (Omnicare Br. at 1-8) The Court must reject Omnicare's self-serving recitation of the "facts" when considering the motion to dismiss. See Realtek Indus. v. Nomura Sec., 939 F. Supp. 572, 578 (N.D. Ohio
1996).

Omnicare's August 8 Letter. (Id.) Indeed, Omnicare has never disavowed, withdrawn or ever addressed (not even in its motion to dismiss) the August 8 Letter. The reason is simple -- Omnicare cannot deny its own words: the conditions in Omnicare's tender offer can be satisfied only if NCS negotiates and permits additional due diligence. Yet Omnicare refuses to inform NCS shareholders of this fact.

         Stripped of its bluster, Omnicare's motion to dismiss is nothing more than a ploy to conceal its campaign to acquire the assets of NCS at scavenger prices and pay NCS shareholders nothing. Moreover, the amended complaint, Omnicare's response, and Omnicare's misleading public record, demonstrate the merits of this action and the compelling need for injunctive relief. Accordingly, Omnicare's motion to dismiss should be denied and an injunction ordered in favor of NCS.

II.      STATEMENT OF FACTS

         A. NCS'S TWO-YEAR SEARCH FOR STRATEGIC ALTERNATIVES TO MAXIMIZE STAKEHOLDER VALUE LEADS TO THE GENESIS MERGER

         NCS is a Delaware corporation headquartered in Beachwood, Ohio. (Am. Compl.P. 5) NCS is an independent provider of pharmacy services to long-term care institutions including skilled nursing facilities, assisted living facilities and other institutional health care settings. (Id.) Beginning in 1999, the NCS board of directors and management became concerned about the company's financial condition and future viability given the deteriorating conditions within the health care industry and a general downturn in NCS's business. (Am. Compl.P. 11) Since 2000, faced with managing a company in default on its debt of approximately $350 million and owing fiduciary duties to both the company's shareholders and creditors, the NCS board and its advisors have painstakingly sought out and examined numerous restructuring alternatives and potential strategic business combinations. (Id.) Throughout --- this two-year process, NCS has sought to protect the interests of all its stakeholders and ensure the company's long-term viability. (See Am. Compl.P.P. 11, 12)

         By July 2002, NCS had engaged in discussions with a number of potential strategic and financial acquirors and investors. (Am. Compl.P. 12) Finally, on July 28, 2002, this seemingly interminable process culminated in an agreement and plan of merger with Genesis (the "Genesis Merger Agreement") whereby NCS will be merged with a wholly owned subsidiary of Genesis (the "Genesis Merger"). (Am. Compl.P. 9) The Genesis Merger Agreement provides recovery for all of NCS's creditors and stockholders. (Am. Compl.P. 10) Each NCS common stockholder will receive 0.1 shares of Genesis common stock, and Genesis will repay all of the outstanding debt of NCS. (Id.)

         B.       OMNICARE'S CAMPAIGN TO FORCE NCS INTO A BANKRUPTCY SALE

         Omnicare, a Delaware corporation with its principal place of business in Kentucky, is NCS's single largest competitor in the institutional pharmacy business. (Am. Compl.P. 6) Prior to negotiating the Genesis Merger Agreement, NCS engaged in discussions with Omnicare regarding a potential transaction from mid-2001 until Omnicare suspended direct communications with NCS around February 2002. (Am. Compl.P.P. 13, 14, 35). These discussions produced three conditional indications of interest by Omnicare to acquire NCS's assets under Section 363 of the Bankruptcy Code at bargain basement prices and in which Omnicare would pay nothing to NCS's shareholders. (Am. Compl.P. 24) Throughout these discussions, Omnicare rebuffed requests by NCS's financial advisors to consider a non-bankruptcy transaction. Instead, Omnicare focused its energies on negotiating with an ad hoc committee of NCS note holders (the "Ad Hoc Committee") to put pressure on the NCS board to place the company in bankruptcy. (Am. Compl.P.P. 14, 35, 38)

         Omnicare's first indication of interest was made by letter dated July 20, 2001, in which it made a conditional low-ball proposal to acquire NCS assets for $225 million -- a price substantially less than NCS's $350 million in outstanding debt. Had NCS accepted this proposal, it would have provided limited recovery to NCS creditors, and NCS stockholders would have received nothing. (Am. Compl.P. 13; McKay Aff., Ex. 1 at 5) The proposal was conditioned upon, among other things, a due diligence review satisfactory to Omnicare. (Am. Compl.P. 14; McKay Aff., Ex. 1 at 5) On August 29, 2001, Omnicare raised its offer to purchase NCS assets to $270 million. (McKay Aff., Ex. 1 at 6) Again, the proposed purchase price was well below NCS's outstanding debt and left stockholders with no recovery, and, again, Omnicare conditioned its proposal upon the completion of due diligence. (Id.)

         Wishing to pursue discussions with Omnicare, NCS requested that Omnicare execute a confidentiality agreement similar to agreements accepted by at least 36 other parties with whom NCS had had discussions. (Am. Compl.P. 28) Omnicare refused to execute the confidentiality agreement, primarily due to its unwillingness to accept customary restrictions on its ability to solicit NCS's customers and raid NCS employees, use competitively sensitive non-public information and acquire NCS debt securities. (See Am. Compl.P.P. 28, 31) NCS, however, continued to negotiate with Omnicare and, in September 2001, NCS and Omnicare executed a limited confidentiality agreement. (Am. Compl.P. 31)

         Between September 2001 and February 2002, NCS's financial advisors attempted to communicate with Omnicare regarding a potential non-bankruptcy transaction structure and to review the due diligence materials provided by NCS. (Am. Compl.P.P. 32-35) Omnicare never responded to these requests in any meaningful way. (Am. Compl.P. 35) Indeed, Omnicare declined to communicate directly with NCS or its advisors and instead turned to the Ad Hoc

Committee to ratchet up the pressure on NCS to engage in a bankruptcy sale. (Am. Compl.P.P. 14, 35, 38; McKay Aff., Ex. 1 at 7)

         Thereafter, on April 10, 2002, the Ad Hoc Committee gave NCS a draft asset purchase agreement with Omnicare that again provided for a Section 363 bankruptcy sale that did not fully satisfy NCS's creditors, and provided nothing to NCS shareholders. At no time prior to July 26, 2002, when it learned that NCS and Genesis were on the verge of a definitive agreement, did Omnicare express any interest in a non-bankruptcy acquisition of NCS, let alone even attempt to communicate directly with NCS. (Am. Compl. P. P. 14, 35, 38)

         C. AFTER FIVE MONTHS OF SILENCE, OMNICARE RESURFACES WHEN IT DISCOVERS NCS IS ABOUT TO EXECUTE A DEAL WITH GENESIS

         In June 2002, Genesis proposed a merger with NCS with no associated bankruptcy filing, a full recovery by the senior debt holders, 70% recovery by the note holders, assumption of trade credit obligations, and a recovery of $7.5 million for NCS's equity holders. (McKay Aff., Ex. 1 at 7) Throughout June, NCS and Genesis continued to negotiate and Genesis's proposal increased to provide greater recovery for the note holders and shareholders. (Id.) Genesis conditioned its discussions with NCS on an exclusivity agreement, which was effective from July 1, 2002 through July 19, except that it was automatically extended through July 26 if the parties were still negotiating on July 19. (Id. at 7-8) When NCS executed the exclusivity agreement, it had been months since it had heard directly from Omnicare and NCS was not in discussions with any other party. (Am. Compl.P.P. 17, 24; McKay Aff., Ex. 1 at 8) On July 26, believing that they were about to strike a definitive deal, an independent committee of the NCS board authorized a five-day extension of the exclusivity agreement. (Id.)

         Later on July 26, after learning that NCS was about to sign up a merger agreement with Genesis, and after almost five months of silence, Mr. Gemunder faxed a highly conditional indication of interest to NCS suggesting -- for the first time -- a cash acquisition. (Am. Compl.P. 14) As with its prior indications of interest, and notwithstanding the due diligence already provided by NCS, Omnicare's proposal was subject to the completion of "confirmatory due diligence" involving the review of unspecified non-public information and numerous other conditions. (Id.; Am. Compl., Ex. A at 20, "In addition, since we have not yet been afforded the opportunity to conduct any meaningful due diligence, we would like to conduct an expedited due diligence investigation of NCS....")

         At almost the same time, Genesis made clear that it intended to terminate discussions if its fully negotiated deal was not immediately executed. (McKay Aff., Ex. 1 at 8) Recognizing the severe risks presented by the Omnicare proposal, the independent committee recommended that the board approve the Genesis transaction. (Id. at 8-9) The NCS board then met and shortly thereafter unanimously recommended that NCS stockholders vote in favor of the Genesis Merger Agreement. (Id. at 10) Both the board and the independent committee were deeply concerned that the Omnicare proposal was predatory, highly conditional and illusory given its numerous conditions, including the completion of satisfactory due diligence. (Id.) If NCS rejected the Genesis proposal, given the illusory nature of the Omnicare indication of interest, NCS would face the real possibility of being left with no merger partner at all. (Id. 10-12; Am. Compl.P. 41)

         On July 29, 2002, Mr. Gemunder, by letter, raised Omnicare's purported acquisition proposal from $3.00 per share to $3.50 per share. (Am. Compl., Ex. A at 22) This indication of interest, like the previous ones, was highly conditional and continued to require due diligence. (Am. Compl., Ex. A at 22, "Consequently, we need to do only confirmatory due diligence, which would involve only a review of certain non-public information typical for a transaction of this type.")

         D.       OMNICARE'S ILLUSORY TENDER OFFER AND MISLEADING OFFER TO
                  PURCHASE

         1. Omnicare's Offer Fails to Disclose Its Negotiation And Due Diligence Conditions.

         On August 1, 2002, Omnicare publicly announced its intention to commence a tender offer for NCS common stock at $3.50 per share. (Am. Compl.P.
15) A week later, on August 8, 2002, Omnicare commenced the Purported Omnicare Offer. (Am. Compl.P. 16) The Offer to Purchase included an extensive list of conditions. (Am. Compl., Ex. A at 1-3, 25-28) Omnicare further qualified its offer by reserving the right to determine, "in its sole discretion," the "satisfaction or existence of any of the conditions." (Id. at 3) Nowhere in the Offer to Purchase, however, did Omnicare disclose the conditions it made clear to NCS that same day - that, in Omnicare's view, the conditions to the tender offer could be satisfied if NCS negotiated and completed due diligence. (Am. Compl.P. 17) Indeed, the August 8 Letter is clear:

         Most of the conditions to our tender offer would be satisfied if we are able to negotiate a transaction with NCS, other than those customary conditions that already are included in the NCS/Genesis Merger Agreement. Although we need to complete confirmatory due diligence, we are confident that our diligence review can be complete in a matter of days if we are provided with reasonable access to certain customary non-public information regarding NCS, which we expect was made available to Genesis.

(Emphasis added) Omnicare concealed this due diligence condition from NCS shareholders because its disclosure would have revealed that the Purported Omnicare Offer was no offer at all, but rather a conditional proposal designed to provide Omnicare with an "easy out," namely to renegotiate a lower-priced deal once Genesis was out of the picture.

         Omnicare has never withdrawn its due diligence demand or even acknowledged the August 8 Letter. Incredibly, even after NCS filed this action specifically addressing the undisclosed conditions contained in that letter, Omnicare simply ignored the letter in its opening brief. Instead, Omnicare appends to its papers a later-crafted litigation and public relations piece, the August 27 Letter, which suggests that no due diligence condition exists because it was not disclosed in the Offer to Purchase.(2) That letter never addresses Omnicare's August 8 admission that the disclosed conditions to Omnicare's tender offer could be satisfied by undisclosed conditions that NCS negotiate and allow future due diligence. Indeed, Omnicare has deliberately avoided addressing the August 8 Letter and its express conditions in any of its public announcements in connection with the Offer to Purchase.

         2. Omnicare's Offer to Purchase Also Contains Materially Misleading Statements.

         Omnicare has also misled shareholders by falsely portraying itself as having been repeatedly and unreasonably shunned by NCS when, in fact, it was Omnicare that resisted all of NCS's requests to consider a transaction that would provide recovery for NCS shareholders. (Am. Compl. P. P. 23-38) The amended complaint identifies Omnicare's materially misleading statements in detail:

         - MATERIALLY MISLEADING STATEMENT #1. "We have tried repeatedly to discuss with NCS HealthCare the potential acquisition of NCS Healthcare by Omnicare." (Am. Compl.P. 23; Am. Compl., Ex. A at 4)

         - MATERIALLY MISLEADING STATEMENT #2. Omnicare was "[f]rustrated by the slow pace of the negotiation of the confidentiality agreement" apparently because NCS "requested that Omnicare indicate in writing specifically the limited due diligence materials that it would


----------
(2)Omnicare cites Bovee v. Coopers & Lybrand L.L.P., 272 F.3d 356, 360-61 (6th Cir. 2001), for the proposition that it can attach to its 12(b)(6) motion any publicly filed document, even those created post-litigation, to dispute factual allegations and dodge legal liability. Bovee states only that a court may consider certain publicly filed documents that are `integral to the complaint' on a motion to dismiss. Id. (quoting I. Meyer Pincus & Assoc. v. Oppenheimer & Co., 936 F.2d 759, 762 (2nd Cir. 1991)). See also Kramer v. Time Warner, Inc. 937 F.2d 767, 774 (2d Cir. 1991) (noting court could take judicial notice of certain SEC documents that were either alleged to be inadequate or related to the adequacy of the disclosure, but cautioning "[w]e stress that our holding relates to public disclosure documents required by law to be filed, and actually filed, with the SEC, and not to other forms of disclosure such as press releases or announcements at shareholder meetings.") (emphasis added). Omnicare would have the Court create a new procedure by which a party may avoid answering a complaint by simply attaching select denials to its motion to dismiss while ignoring any damaging admissions that would otherwise be required.

                  need to review" and that the parties communicate through their respective financial advisors. (Am. Compl.P. 26; Am. Compl., Ex. A at 18)

         - MATERIALLY MISLEADING STATEMENT #3. NCS "never responded to Omnicare's written proposal" dated August 29, 2001, which proposed a purchase of NCS's assets in a bankruptcy sale. (Am. Compl.P. 29; Am. Compl., Ex. A at 18)

         - MATERIALLY MISLEADING STATEMENT #4. Omnicare was "frustrated by the lack of any response from the Company's senior management" apparently because "during the period from August to mid-November 2001, the Company failed to respond to Omnicare's repeated requests for ... information ... or to engage in any meaningful discussions regarding a potential transaction with Omnicare." (Am. Compl.P. 33; Am. Compl., Ex. A at 18)

         - MATERIALLY MISLEADING STATEMENT #5. By July 2002, "Omnicare had made repeated requests to discuss its proposal with the Company, the Company was experiencing financial difficulties and Omnicare still had not been able to hold any discussions with the Company regarding Omnicare's interest in acquiring the Company." (Am. Compl.P. 36; Am. Compl., Ex. A at 19)

         Moreover, Omnicare's statements in its Offer to Purchase involving the confidentiality agreement (reluctantly entered into by Omnicare) are also misleading. They fail to disclose that the delay in executing a confidentiality agreement was caused by Omnicare's refusal to agree to basic provisions that had been acceptable to at least 36 other parties. Notwithstanding Omnicare's unwillingness to enter into a confidentiality agreement with customary provisions, NCS still engaged in discussions with Omnicare and ultimately executed a confidentiality agreement with Omnicare in September 2001. (Am. Compl.P.P. 28, 31)

III.     ARGUMENT

         A.       THE AMENDED COMPLAINT STATES A SECTION 14(e) CLAIM

         Just as it ignores the August 8 Letter, Omnicare also neglects the familiar standards the Court must apply in deciding a motion to dismiss pursuant to Fed. R. Civ. P. 12(b)(6). On a motion to dismiss for failure to state a claim for relief, the well-pleaded allegations of the complaint must be accepted as true and construed in a light most favorable to the plaintiff.

Bovee v. Coopers & Lybrand L.L.P., 272 F.3d 356, 360 (6th Cir. 2001) (emphasis added); Realtek Indus. v. Nomura Sec., 939 F. Supp. 572, 578 (N.D. Ohio 1996) (citing Summit Health Ltd. v. Pinhas, 500 U.S. 322, 324 (1991), and Dana Corp.
v. Blue Cross & Blue Shield Mut., 900 F.2d 882 (6th Cir. 1990)). The motion to dismiss must be denied unless "`it is clear that no relief could be granted under any set of facts that could be proved consistent with the allegations.'" Realtek, 939 F. Supp. at 578 (quoting Hishon v. King & Spalding, 467 U.S. 69, 73
(1984)).

         Omnicare erroneously argues that the amended complaint should be dismissed as legally insufficient to state a claim for relief for a violation of
Section 14(e) of the Securities Exchange Act of 1934, 15 U.S.C.Section78n(e), as amended ("Section 14(e)"). Omnicare further contends that the amended complaint fails to plead fraud with particularity pursuant to Fed. R. Civ. P. 9(b) and the Private Securities Litigation Reform Act of 1995 (the "PSLRA").

         Section 14(e) makes it "unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer, or any solicitation of security holders in opposition to or in favor of any such offer, request or invitation." To state a claim under Section 14(e), a plaintiff must show that: (1) the tender offeror made an untrue statement of fact, or omission of a fact necessary to make statements made in connection with a tender offer not misleading; (2) the misstatement or omission was material; and (3) the statement or omission was made with intent or reckless disregard for the truth. See Connecticut Nat'l Bank v. Fluor Corp., 808 F.2d 957, 961 (2d Cir. 1987). As shown below, the amended complaint adequately pleads that Omnicare violated Section 14(e) of the Exchange Act by deliberately making material misleading statements and omissions in its Offer to Purchase.

         1.       Omnicare Cannot Avoid The August 8 Letter's Due Diligence
                  Condition.

         In arguing that the Court should dismiss NCS's "due diligence claims," Omnicare completely disregards the August 8 Letter, sent the same day the Offer to Purchase was released. In that letter, Mr. Gemunder explained to the NCS board that "most of the conditions to our tender offer would be satisfied if the parties "negotiate" and NCS permits Omnicare to complete "confirmatory due diligence." (emphasis added) There is no question that Omnicare believed the disclosed conditions to the tender offer could only be satisfied once Omnicare completed due diligence. Like every preceding indication of interest, the Purported Omnicare Offer was conditioned upon due diligence.

         The August 8 Letter cannot be interpreted any other way. Incredibly, Omnicare argues (in effect) that a tender offeror may conceal a material condition with impunity because it can claim its intended condition became a non-condition solely by virtue of its having been deliberately hidden. (Omnicare Br. at 8, "It is blackletter law that an undisclosed condition to an offer is not a condition.") (emphasis added) To credit such deception would defeat the very purpose of Section 14(e).

         Omnicare further suggests that claims related to the undisclosed due diligence condition are now "moot" because after NCS commenced this action Omnicare chose, not to disavow the August 8 Letter or to disclose the condition, but to issue a press release stating that the tender offer is not conditioned upon due diligence, without even referencing the August 8 Letter. (Omnicare Br. at 9, McKay Aff., Ex. 3) In other words, Omnicare urges the Court to accept as true (in contravention of general 12(b)(6) standards) a publicity piece drafted in response to NCS's lawsuit. (See Omnicare Br. at 9) As discussed above, Omnicare's reliance on its press release in this manner is improper. However, if the Court considers the August 27 Letter on this motion to dismiss, it must recognize the letter for what it is: Omnicare's misleading attempt to sidestep addressing the August 8 Letter head on. See, e.g., Clearfield Bank & Trust Co. v. Omega Fin. Corp., 65 F. Supp. 2d 325, 344 (W.D. Pa. 1999) (recognizing that similar tactic "is indefensible," especially in light of later purported "'clarification'" letter) (citation omitted)

         Moreover, even if the Court accepts Omnicare's argument that there is not now a due diligence condition, Omnicare still materially misled shareholders by not disclosing the condition when it commenced the tender offer. Omnicare cannot commit securities fraud and then claim mootness simply because it ambiguously changed its tune when it got caught. Until Omnicare confronts the concealed due diligence condition and the August 8 Letter,(3) shareholders will continue to be misled.

         2.       Omnicare's Misleading Statements Violate Section 14(e).

         Omnicare's attempt to mislead NCS shareholders into believing that NCS was not interested in negotiating with Omnicare prior to the Genesis Merger Agreement makes Omnicare's failure to disclose the due diligence condition more deceptive. By misstating the facts surrounding the prior negotiations between Omnicare and NCS, Omnicare creates the misleading impression that NCS was never interested in a deal with Omnicare for the purpose of

----------
(3)For example, Omnicare should be required to explain why the undisclosed due diligence condition is not embedded as one of the plethora of other conditions in the Offer to Purchase. Specifically, the Offer to Purchase identifies nine of the "most significant" conditions to consummation of the Purported Omnicare Offer which must be satisfied to Omnicare's sole satisfaction or waived in its sole discretion. (Am. Compl., Ex. A at 2-3, 15) These conditions involve, among other things, factors beyond NCS's control, such as the termination of a voting agreement between Genesis, NCS and its two largest shareholders and Omnicare`s finding that a "nonimpairment" condition has been satisfied. (Id.) The "nonimpairment" condition relieves Omnicare from consummating the tender offer if it determines "in its sole discretion" that any of NCS's agreements or transactions could impair Omnicare's ability to acquire NCS or "otherwise diminis[h] the expected economic value to Omnicare of the acquisition." (Am. Compl., Ex. A at 3) There is every reason to believe that Omnicare will rely upon this "nonimpairment" condition to justify its demands of due diligence referenced in the August 8 Letter.

undermining NCS's credibility with its own shareholders and hiding Omnicare's true motives. Omnicare cannot omit that all of its prior overtures toward NCS involved attempts to pressure NCS into a bankruptcy sale so it could avoid paying anything to NCS shareholders. Similarly, Omnicare cannot conceal that it ignored NCS's requests that Omnicare consider a transaction that would provide recovery to shareholders, or that Omnicare held discussions with the Ad Hoc Committee in order to pressure NCS into bankruptcy. Omnicare cannot also ignore that it was Omnicare that caused the delay in executing that agreement. These materially misleading statements and half-truths must be corrected.

         3.       Omnicare's Misleading Statements And Omissions Are Material.

         Omnicare also contends that, even if its statements were misleading, they were immaterial as a matter of law. (Omnicare Br. at 13) A fact is material if there exists a "substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the reasonable shareholder's deliberations." TSC Indus. v. Northway, Inc., 426 U.S. 438, 450
(1976). In other words, an omission is material if its disclosure would have significantly altered the "total mix" of information available to a reasonable shareholder in deciding whether to tender shares or how to vote on a transaction. Id. at 449.

         "[T]he issue of materiality typically presents a mixed question of law and fact, and that the delicate assessment of inferences is generally best left to the trier of fact." Semerenko v. Cendant Corp. 223 F.3d 165, 178 (3d Cir.
2000), cert. denied, 531 U.S. 1149 (2001) The issue of materiality should be decided as a matter of law "only if the alleged misrepresentations are so clearly and obviously unimportant that reasonable minds could not differ in their answers to the question." Id. Clearly, that is not the case here.

         Omnicare's failure to inform NCS's shareholders that the Purported Omnicare Offer was conditioned upon the satisfactory completion of due diligence (involving Omnicare's review of unspecified non-public information) was without question material. The satisfactory due diligence condition is a significant risk to consummation of the Purported Omnicare Offer as well as telling evidence of Omnicare's commitment (or lack thereof) to the purported offer. The risk of non-consummation is a material factor in evaluating a potential transaction. See, e.g., Golden Cycle, LLC v. Allan, C.A. No. 16301, 1998 WL 892631 (Del. Ch. Dec. 10, 1998) (board's rejection of competing higher offer was defensible where offer was conditioned upon satisfactory results of due diligence and the invalidation of a termination fee, and noting material factors other than price include risk of non-consummation) (citing In re J.P. Stevens & Co. Shareholders Litig., 542 A.2d 770, 781 n.6 (1988)).

         Failure to disclose the due diligence condition is particularly misleading where, as here, shareholders must decide for themselves whether Omnicare's highly conditional "offer" is anything more than an aggressive strategy aimed at removing Genesis as an impediment to Omnicare's planned bankruptcy acquisition of NCS. Omnicare's portrayal of itself as a serious merger partner inexplicably cast aside by NCS from the outset is also misleading.

         Further, because shareholders are faced with assessing Omnicare's motives and commitment to completing the tender offer, the fact that the delay in negotiating the confidentiality agreement arose from Omnicare's odd refusal to accept customary terms acceptable to at least 36 other parties is also material, particularly given Omnicare's repeated attempts to falsely undercut NCS's credibility and motives in dealing with Omnicare.

         4.       The Complaint Sufficiently Alleges Scienter.

         Finally, in support of its motion to dismiss, Omnicare claims that "NCS has failed to plead sufficient facts to create an inference, let alone a strong inference, that Omnicare acted with fraudulent intent" as required by the PSLRA. (Omnicare Br. at 15) Omnicare either misapprehends the pleading standards or has once again chosen to ignore them. The heightened pleading standards for alleging fraud under the PSLRA do not apply to actions seeking only equitable relief. See 15 U.S.C. Section 78u-4(b)(2) ("In any private action arising under this chapter in which the plaintiff may recover money damages only on proof that the defendant acted with a particular state of mind, the complaint shall, with respect to each act or omission alleged to violate this chapter, state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind") (emphasis supplied).(4)

         To allege scienter in a Section 14(e) action, a plaintiff must plead an "intent to deceive" or "reckless disregard for the truth." Adams v. Standard Knitting Mills, Inc., 623 F.2d 422, 431 (6th Cir. 1980). The amended complaint alleges specific factual allegations regarding Omnicare's intent to mislead NCS shareholders as to the uncertainty of the Purported Omnicare Offer by deliberately withholding from them the fact that Omnicare could walk away if it professed unhappiness with NCS's due diligence materials. (Am. Compl.P.P. 3, 14,1 6-20) Here, NCS alleges that Omnicare was careful to expressly include the due diligence condition in its correspondence with NCS management as well as the SEC, but avoided providing the condition directly to shareholders. (Am. Compl.P.P. 3, 16-18) NCS also alleges that Omnicare concealed this condition from shareholders so they would be misled into believing the Purported Omnicare Offer was a bona fide offer instead of a highly conditional proposal. (Am. Compl.P.P. 3, 19-20)

----------
(4)Even if the heightened pleading standard did apply to actions seeking injunctive relief, as discussed, below, NCS has pled facts sufficient to create a strong inference that Omnicare's deceptions were committed with recklessness or fraudulent intent.

The only reasonable inference to be drawn from Omnicare's conduct is that it purposely withheld the due diligence condition from NCS shareholders in order to mislead them as to the illusory nature of the Purported Omnicare Offer in an effort to defeat the firm Genesis Merger. See, e.g., Clearfield Bank & Trust Co.
v. Omega Fin. Corp., 65 F. Supp. 2d 325, 344 (W.D. Pa. 1999) (issuing injunction in Section 14(e) case where tender offeror urged shareholders, in an effort to "kill the deal," to exercise dissenter's rights, but failed to disclose that by exercising dissenter's rights shareholders could defeat the merger and lose the right to tender their shares) (citations omitted).

         The amended complaint also specifically identifies at least five misleading statements in Omnicare's Offer to Purchase which are designed to assist Omnicare's attempt to scuttle the Genesis Merger. (Am. Compl. P. P. 26, 27, 29, 33, 34, 36, 37, 39, 40) The only reasonable inference that can be drawn from Omnicare's misleading statements and omissions is that it purposefully sought to discredit NCS by misleading NCS shareholders into believing that NCS, without good reason, dismissed Omnicare as a potential suitor. The reality is that Omnicare has placed itself in a position to withdraw its tender offer and force NCS to accept terms far less favorable than the Genesis Merger Agreement. Accordingly, the amended complaint sufficiently alleges facts to show that Omnicare intended to mislead NCS shareholders by omitting the due diligence condition from the Offer to Purchase, and misstating the facts about the previous discussions between Omnicare and NCS, as well as Omnicare's reluctance to accept standard provisions during the negotiation of the confidentiality agreement.

         B. THIS COURT SHOULD PRELIMINARILY ENJOIN OMNICARE FROM PROCEEDING WITH ITS TENDER OFFER

         The purpose of Section 14(e) is to ensure that shareholders have adequate information in evaluating a tender offer. See Piper v. Chris-Craft Indus., 430 U.S. 1, 31 (1977) ("[T]he sole purpose of the Williams Act was the protection of investors who are confronted with a tender offer."); Biechele v. Cedar Points, Inc., 747 F.2d 209 (6th Cir.
1984) (purpose of Williams Act was to protect shareholders evaluating tender offers by providing adequate information). Until Omnicare makes corrective disclosures, NCS shareholders will not have adequate information upon which to rely in evaluating the Purported Omnicare Offer. In order to protect NCS shareholders, this Court should preliminarily enjoin Omnicare from continuing its tender offer until such corrective disclosures are made, require Omnicare to offer NCS shareholders an opportunity to rescind their tendered shares, and enjoin continuing Section 14(e) violations and any solicitation of receipt of tenders until Omnicare makes the necessary corrective disclosures.

         There is no question NCS may appropriately bring an action under
Section 14(e) for injunctive relief against Omnicare arising out of Omnicare's deceptive Offer to Purchase. See, e.g., Hanna Mining Co. v. Norcen Energy Resources, Ltd., 574 F. Supp. 1172, 1193 (N.D. Ohio 1982) (target corporation has standing to bring Section 14(e) claim to enjoin tender offer); Ameribanc Investors Group v. Zwart, 706 F. Supp. 1248, 1254 (E.D. Va. 1989) ("every court that has considered the issue since Piper has found that a target company had standing under Section 14(e) to pursue corrective disclosures"). Preliminary injunctive relief is the appropriate remedy for Omnicare's Section 14(e) disclosure violations. See, e.g., Piper v. Chris-Craft Indus., 430 U.S. 1, 42
(1977) ("[I]n corporate control contests the stage of preliminary injunctive relief, rather than post-contest lawsuits, `is the time when relief can best be given.'" (quoting Electronic Specialty Co. v. International Controls Corp., 409 F.2d 937, 947 (2d Cir. 1969)); Sonesta Int'l Hotels Corp. v. Wellington Assoc., 483 F.2d 247, 250 (2d Cir. 1973) (preliminary injunction "will normally afford prompt relief against a violation of Section 14(e)" and "is a particularly useful remedy for prevention of probable violations of the disclosure requirements of the Act.").

         In order to obtain a preliminary injunction, the moving party must show: (1) a substantial likelihood of success on the merits; (2) irreparable injury; (3) lack of harm to others if a preliminary injunction is issued; and
(4) the public interest favors issuance of a preliminary injunction. Hanna Mining Co. v. Norcen Energy Resources Ltd., 574 F. Supp. 1172, 1193 (N.D. Ohio
1982).

                  1. NCS Has Demonstrated A Substantial Likelihood Of Success On The Merits

         As discussed above, based upon the record created by Omnicare in support of its motion to dismiss, NCS has demonstrated that Omnicare's non-disclosure of the due diligence condition and misleading representations about the companies' earlier discussions violate Section 14(e).

         Omnicare has, at every turn, avoided dealing directly with the August 8 Letter. That letter, dated the same day as the Offer to Purchase, expressly conditions Omnicare's tender offer on negotiations and the completion of due diligence. Neither the August 27 Letter nor Omnicare's opening brief disputes that the August 8 Letter did, in fact, condition the tender offer upon due diligence. Indeed, Omnicare has never disavowed the statements in the August 8 Letter or withdrawn the conditions stated therein. What Omnicare continues to hide from shareholders is that it fully intended that the tender offer be conditioned upon negotiation and due diligence, and that it concealed, and continues to conceal, that condition from shareholders.

         Moreover, Omnicare's attempts to mislead shareholders regarding previous discussions between the two parties also violate Section 14(e) and should be enjoined, and corrective disclosures should be ordered. In order to adequately assess Omnicare's tender offer, shareholders need all of the facts about Omnicare's record of oppressive tactics to throw NCS into bankruptcy to deprive shareholders of receiving any value for their shares. Furthermore, based on the misleading information disseminated by Omnicare and its attempts to tarnish NCS's credibility with its shareholders, the Court should order Omnicare to make corrective disclosures. "A corrective disclosure must call attention specifically to the prior misstatement, telling the investor that the statements were inaccurate and disclose the truth." American Insured Mortgage Investors v. CRI Inc., 1990 WL 192561, at *8 (S.D.N.Y. Nov. 26, 1990). See also Blanchette v. Providence & Worcester Co., 428 F. Supp. 347, 354 (D. Del. 1977) (finding misstatement was not corrected by subsequent disclosure letter which contained correct information because it failed to disavow incorrect statement and inform shareholders that they should disregard incorrect statement in deciding whether to withdraw tendered shares.)

         In a similar case, Clearfield Bank & Trust Co. v. Omega Fin. Corp., 65
F. Supp. 2d 325 (W.D. Pa. 1999), the district court granted permanent injunctive relief to a target company where a hostile bidder omitted material information related to the viability of its tender offer in an attempt to defeat a merger under shareholder consideration. In Clearfield, which was not addressed in Omnicare's brief, the defendant, Omega, offered to purchase stock in the target company, Clearfield, for $65 per share. Id. at 331. Omega's tender offer, however, was conditioned upon Clearfield shareholders rejecting a merger proposal between Clearfield and another entity, CSB, and further exercising their appraisal rights. Id. Clearfield's merger agreement with CSB provided that the merger would not be consummated if more than 10% of Clearfield shareholders exercised appraisal rights. Id. at 329. Omega's offer materials did not disclose that if a Clearfield shareholder exercised its appraisal rights (which required the shareholder to tender its shares to Clearfield) that it could not also tender shares to Omega. Id. at 341-42. Omega further failed to disclose that its tender offer was subject to regulatory approval and whether or not Omega had sought such approval. Id. at 342.

         The district court held these omissions -- like here -- directly undercut the viability of the tender offer which was intended to "kill the deal," and were therefore materially misleading in violation of Section 14(e). Id. at 344. The court ordered injunctive relief that included: (1) postponement of Clearfield's shareholder meeting; (2) rescission of any agreement between Omega and Clearfield shareholders based upon the misleading offer; and (3) distribution to shareholders of a summary of the opinion as a corrective disclosure. Id. at 347.

                  2.       All Other Factors Warrant Injunctive Relief

         NCS's shareholders will suffer irreparable injury if an injunction does not issue. The Third Circuit explained irreparable harm in the context of a tender offer:

         Irreparable harm arises because of the difficulty of proving money damages in a suit based upon material misrepresentations by the tender offeror. While Congress has determined that accurate disclosure is important to shareholders, it would often be impossible for shareholders to prove that on the facts of their particular tender offer accurate disclosure would have affected their decision making in a particular way with concomitant quantifiable monetary loss. The inadequacy of a remedy at law and the importance that Congress has attached to accurate disclosure of material information establishes irreparable harm.

Polaroid Corp. v. Disney, 862 F.2d 987, 1006 (3d Cir. 1988) (holding that target corporation established probability of success on claim that tender offeror misrepresented that offer could be consummated without violating certain margin regulations and without acquiring shares held by employee stock ownership plan). The Clearfield court found this reasoning directly on point in the same situation presented here: material omissions made by a tender offeror to defeat a pending merger. Clearfield, 65 F. Supp. 2d at 346. And, as in Clearfield, the risk of harm to other interested parties by the grant or denial of injunctive relief is not applicable. See id.

         Finally, the issuance of a preliminary injunction is without question in the public interest. "A takeover effected through a tender offer containing a material nondisclosure is not in the public interest." Clearfield, 65 F. Supp. 2d at 346. See also Polaroid, 862 F.2d at 1006 (noting that Congress, in passing the Williams Act, decided that takeovers "were not in the public interest if effected through tender offers containing material misrepresentations").

                                   CONCLUSION

         For the foregoing reasons and authorities cited NCS respectfully requests that the Court deny Omnicare's Motion to Dismiss the First Amended Complaint, grant NCS's Motion for a Preliminary Injunction, and enter such other and further relief in favor of NCS as the Court finds just and equitable.

                                              Respectfully submitted,
                                              /s/ Mark A. Phillips
                                              --------------------------------
                                              MARK A. PHILLIPS (0047347)
                                              JEFFREY A. CROSSMAN (0063550)
                                              BENESCH, FRIEDLANDER, COPLAN
                                                  & ARONOFF LLP
                                              2300 BP Tower, 200 Public Square
                                              Cleveland, OH  44114
                                              Telephone:        (216) 363-4500
                                              Facsimile:        (216) 363-4588
                                              mphillips@bfca.com
Of Counsel:

Edward P. Welch
Edward B. Micheletti
SKADDEN, ARPS, SLATE, MEAGHER
   & FLOM, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE   19899-0636
Telephone:        (302) 651-3000
Facsimile:          (302) 651-3001
ewelch@skadden.com


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